June 9, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Mail Stop 3561

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Linda Cvrkel, Branch Chief

Re:	SEC Comment Letter, dated May 27, 2010
Easton-Bell Sports, Inc.
Form 10-K for the year ended January 2, 2010
Filed March 16, 2010
File No. 333-123927

Ladies and Gentlemen:

On behalf of Easton-Bell Sports, Inc. (the “Company”), this letter is being submitted to the Staff of the Securities and Exchange Commission (the “Commission”) in response to the comment in the Staff’s letter dated May 27, 2010 (the “May 27 Letter”) regarding the Company’s 10-K for the fiscal year ended January 2, 2010 and filed on March 16, 2010 (the “2009 10-K”).

For reference purposes, the comment as reflected in the May 27 Letter is reproduced in bold in this letter, and the corresponding response of the Company is shown below the comment.

Accordingly, we supplementally advise you as follows:

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Critical Accounting Polices

1.	We note your responses to our prior comment number 1 and the proposed disclosures you intend to provide in future filings. As part of your future disclosures and as previously requested, please also disclose the key assumptions used in your most recent impairment analysis such as revenue and cost growth rates or increases used in your discounted cash flow analysis and discount rates used along with the basis on which the discount rates were determined. Also, to the extent that the revenue and expense growth rates used in your most recent impairment analysis are not consistent with recent actual results, also include disclosure describing your basis or rationale for using different growth rates or assumptions in your impairment analysis. As part of your response, please provide us with your revisions to your proposed disclosures. We may have further comment upon reviewing your response.

U.S. Securities and Exchange Commission

June 9, 2010

Company Response:

In the future, we will provide additional disclosure on key assumptions, such as the following verbiage:

For goodwill, on an annual basis or more frequently if certain conditions exist, the fair values of our reporting units are compared with their carrying values and an impairment loss is recognized if the carrying value exceeds fair value to the extent that the carrying value of goodwill exceeds its fair value. We generally base our measurement of the fair value of a reporting unit on the present value of future discounted cash flows. The discounted cash flows model indicates the fair value of each reporting unit based on the present value of the cash flows that we expect each reporting unit to generate in the future. Our significant estimates in the discounted cash flows model include our discount rate, long-term rate of growth and profitability of each reporting unit and working capital effects. The growth and profitability rates are based on our expectations for the markets in which we operate and cost increases that are reflective of anticipated inflation (deflation) adjusted for any anticipated future cost savings and our discount rate is based on our weighted average cost of capital. In our most recent impairment analysis, we used a weighted average long-term cash flow growth rate of 4.3%, and a discount rate of 9.4%. While revenue growth in the year ended January 2, 2010 was negatively impacted by the adverse worldwide economic environment, our weighted average long-term growth rate reflects our expectation that our future cash flows will increase as overall economic conditions improve. The fair value of the reporting units could change significantly due to changes in estimates of future cash flows as a result of changing economic conditions, our business environment and as a result of changes in the discount rate used.

The Company’s goodwill impairment analysis performed as of January 2, 2010 indicated that none of the reporting units were at risk of failing the goodwill impairment test, and the fair values of each of the reporting units would have to decline at a minimum in excess of 5% depending on the specific reporting unit in order for the carrying value of a particular reporting unit to exceed the fair value. If reductions in estimated undiscounted or discounted cash flows occur in the future, and such reductions indicate that an impairment loss has occurred, an impairment loss will be recorded in the period that such a determination is made.

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We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (818) 902-5803.

Very truly yours,

/s/ Mark Tripp
Mark Tripp

cc:	Carl P. Marcellino, Ropes & Gray LLP

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